United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the

Securities Exchange Act of 1934

For the month of

February 2017

Vale S.A.

Avenida das Américas, 700 — Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Fact, dated February 20, 2017 (English translation)
2	Shareholder Presentation, dated February 20, 2017
3	Shareholders’ Agreement of Valepar S.A., dated as of February 19, 2017 (English translation)
Exhibit I - Draft Bylaws (Estatuto) of Vale S.A. (English translation)
Exhibit II - Draft Shareholders’ Agreement of Vale S.A. (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.

By:	/s/ André Figueiredo
Name:	André Figueiredo
Title:	Director of Investor Relations

Date: February 21, 2017